EXHIBIT 99.1

Lion Electric Names Nathalie Giroux as Chief People Officer

MONTREAL, July 21, 2021 /CNW Telbec/ - The Lion Electric Company (NYSE: LEV) (TSX: LEV) ("Lion" or the "Company"), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that it has named Nathalie Giroux as Chief People Officer (CPO), effective August 9, 2021. In this role, Mrs. Giroux will oversee all aspects of human resources and will implement strategies to develop and promote best practices in human resources management, operations, organizational development, talent management and talent acquisition. She will also have a focus on company culture and employee engagement as Lion continues to grow its workforce throughout North America.

"At Lion, we firmly believe that our people are our most valuable asset and what truly sets us apart in a competitive and rapidly evolving industry," said Marc Bedard, CEO and Founder of Lion Electric. "As Lion continues to evolve, having a strategic approach to our company culture and employee development is key to ensure that our human resources approach is well aligned with our business strategy, thus keeping us at the forefront of the heavy-duty zero-emission market. We are excited to welcome Nathalie to the team as we look to continue to expand and innovate."

Mrs. Giroux comes to Lion with a long history of success in human resources, cultivating talent and enriching company culture for over 25 years. Prior to joining Lion as Chief People Officer, she served in the same role at automotive aftermarket and refinishing specialty company, Uni-Select. Mrs. Giroux came to Uni-Select following several years in the aviation industry, having held the position of Vice President of Human Resources, Defense and Security at CAE, and has also previously served in a management role overseeing global rewards at Molson Coors. Her past experience includes membership in several human resources and governance committees in numerous positions, and she has contributed to a number of successful corporate mergers and acquisitions.

Mrs. Giroux holds a Bachelor of Science degree with a Minor in Business Studies from Concordia University. She also retains a fellow position at the Canadian Institute of Actuaries and is a Certified Corporate Director, in addition to serving as a Board Member of the Collège André-Grasset Foundation.

About Lion Electric

Lion Electric  is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

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Forward-Looking Statements

All statements other than statements of historical facts contained in this press release constitute "forward-looking statements" (which shall include forward-looking information within the meaning of Canadian securities laws) within the meaning of Section 27A of the Securities Act, including statements relating to the planned construction and the commencement of operations of Lion's manufacturing facility and its projected production capacity. Forward-looking statements may generally be identified by the use of words such as "believe," "may," "will," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "potential," "future," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Lion's management and are not predictions of actual performance. These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Lion's current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Lion's business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lion, and are based on a number of assumptions, as well as other factors that Lion believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that Lion's vision, business, objectives, plans and strategies will be achieved. Many risks and uncertainties could cause Lion's actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements.

In addition, forward-looking statements reflect Lion's expectations, plans or forecasts of future events and views as of the date of this press release. Lion anticipates that subsequent events and developments will cause Lion's assessments to change. However, while Lion may elect to update these forward-looking statements at some point in the future, Lion has no intention and undertakes no obligation to do so, except as required by applicable law. These forward-looking statements should not be relied upon as representing Lion's assessments as of any date subsequent to the date of this press release. Lion's forward-looking statements are expressly qualified in their entirety by this cautionary statement. The complete version of the cautionary note regarding forward-looking statements as well as a description of the relevant assumptions and risk factors likely to affect Lion's actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements are included in the registration statement on Form F-4 filed by Lion under its profile on EDGAR at www.sec.gov.

SOURCE Lion Electric

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For further information: Contacts: MEDIA, Patrick Gervais, Vice President of Marketing and Communications, Patrick.Gervais@thelionelectric.com, 514-992-1060; INVESTORS, Isabelle Adjahi, Vice President, Investor Relations and Sustainable Development, Isabelle.Adjahi@thelionelectric.com, 450-432-5466, extension 171

CO: Lion Electric

CNW 06:30e 21-JUL-21